Daniel T. Kajunski | 617 348 1715 | dkajunski@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

November 30, 2016

VIA EDGAR & FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Suzanne Hayes, Assistant Director Johnny Gharib Erin Jaskot

Re:	Keryx Biopharmaceuticals, Inc.

Registration Statement on Form S-3

Filed November 9, 2016

File No. 333-214513

Ladies and Gentlemen:

We are submitting this letter on behalf of Keryx Biopharmaceuticals, Inc. (the “Company”) in response to comments set forth in a letter (the “Comment Letter”), dated November 21, 2016, to the Company from Suzanne Hayes of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced registration statement on Form S-3 of the Company filed November 9, 2016 (the “Registration Statement”). In conjunction with this letter, the Company is filing via EDGAR for review by the Staff Amendment No. 1 (“Amendment No. 1”) to the Registration Statement.

For convenient reference, we have set forth below in italics the Staff’s comment as set forth in the Comment Letter and the Company’s response thereto. All of the responses set forth in this letter are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 1.

We are delivering one courtesy copy of Amendment No. 1, marked to show the changes effected to the Registration Statement as initially filed, and one courtesy copy of this letter, to each of Suzanne Hayes, Johnny Gharib and Erin Jaskot of the Commission.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON  |  WASHINGTON  |  NEW YORK  |  STAMFORD  |  LOS ANGELES  |  SAN DIEGO  |  SAN FRANCISCO  |  LONDON

Exhibit Index

1.	We note your indication that you may file Exhibits 25.1 and 25.2 as exhibits to an amendment to the registration statement or a current report on Form 8-K to be incorporated by reference to this registration statement. Please note that you must separately file the Form T-1s under the electronic form type “305B2” and not in an amendment or in a Form 8-K. Please refer to Question 206.01 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations, available at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm. Please revise your exhibit index accordingly.

Response: In response to the Staff’s comment, the Company has revised the Exhibit Index of Amendment No. 1.

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In addition to responding to the Staff’s comment as set forth above, the Company has revised other disclosures in Amendment No. 1 to update such disclosures for changes since the original filing of the Registration Statement.

When appropriate, the Company will provide a written request for acceleration of the effective date of the Registration Statement. The Company is aware of its obligations under Rules 460 and 461 regarding requesting acceleration of the effectiveness of the Registration Statement.

We hope that the above responses and the related revisions to the Registration Statement will be acceptable to the Staff. Please do not hesitate to call me at (617) 348-1715 with any comments or questions regarding the Registration Statement, Amendment No. 1 and this letter. We thank you for your time and attention.

Sincerely,

/s/ Daniel T. Kajunski
Daniel T. Kajunski

cc:	Securities and Exchange Commission

Suzanne Hayes, Assistant Director

Johnny Gharib

Erin Jaskot

Keryx Biopharmaceuticals, Inc.

Gregory P. Madison

Scott A. Holmes

Brian Adams